Exhibit 99.50

Penn West Energy Trust conference call and webcast announcement

CALGARY, May 8 /CNW/ - Penn West Energy Trust is scheduled to release first quarter financial results on Tuesday, May 9, 2006 after market closing. Following the release of its financial results, Penn West will conduct a conference call as outlined below:

Date:	Wednesday, May 10, 2006

Time:	9:00 a.m. M.T.

Call:	866-249-2157 Toll Free North America

Replay:	877-289-8525, passcode 21186188 followed by the pound key 416-640-1917, passcode 21186188 followed by the pound key (recording available to May 17, 2006 inclusive)

Webcast:
www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1456620

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

/For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403) 777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com, E-mail: investor_relations(at)pennwest.com, William Andrew, President, Phone: (403) 777-2502/

(PWT.UN.)